Exhibit 99.58

MANAGEMENT'S DISCUSSION AND ANALYSIS

This following Management's Discussion and Analysis provides a review of the financial condition and results of operations for CannTrust Holdings Inc. (the "Company" or “CannTrust”) for the year ended December 31, 2017 (the "MD&A"). This MD&A should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2017 (“Financial Statements”). The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking information that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking information. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking information.

In this document and in the Company’s Financial Statements unless otherwise noted, all financial data is prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts, unless specifically identified as otherwise, both in the Financial Statements, and in the MD&A, are expressed in Canadian dollars. Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. The Company uses Adjusted EBITDA, a non-IFRS financial measure, as a supplemental measure of operating performance and thus highlight trends in core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company’s management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess the Company’s ability to meet capital expenditure and working capital requirements. See "Selected Information" and "Non-IFRS Financial Measure Reconciliation in this MD&A".

The discussion and analysis in this MD&A is based on information available to management as of March 28, 2018.

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Overview

The Company is a publicly traded corporation incorporated in Canada with its head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. The Company is the parent company of CannTrust Inc. ("CannTrust Opco") and Elmcliffe Investments Inc. ("Elmcliffe").

CannTrust Opco is a Licenced Producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (Canada) ("ACMPR"). CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario (the “Vaughan Facility”). The Company's primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are expected to drive development of alternative approaches to pain management, creating a significant market opportunity for cannabis-based products, and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the addressable market by ensuring consistent, quantifiable dosing, which should help physicians gain comfort in prescribing it.

As part of its growth strategy, the Company has also entered into an exclusive joint venture with Apotex Inc., Canada’s largest and seventh largest generic pharmaceutical manufacturer in the world, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC") to launch BrewBudz™ globally. BrewBudz™ is a patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers.

In July 2017, further to the Company's Canadian Patent Application, the Canadian Intellectual Property Office issued a Notice of Allowance to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage. CCTPC has also submitted patent applications in the European Union, Australia and China which are similar to the CCTPC Patents.

In March 2017, through Elmcliffe, the Company acquired the real estate assets and related equipment of a Greenhouse in the Town of Fenwick, Ontario within the Niagara Region (the "Greenhouse Facility"). In October 2017, CannTrust Opco received its Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Greenhouse Facility and began production there. Phase 1 was completed both on budget and on time. The Company received its Health Canada Sales License for Phase 1 in February 2018.

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The planned Phase 2 expansion at the Greenhouse Facility is currently underway and is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity. In addition, the 36 acres of unused land at this facility provides the Company with the ability for significant future expansion. On November 6, 2017, CannTrust Opco received Health Canada approval to export medical marijuana internationally to countries where medical marijuana is legalized and the Company began shipping to Australia. Australia is the first of many markets that the Company is expecting to supply. In March 2018, CannTrust expanded internationally through a joint venture in Denmark with Stenocare. Initially Stenocare will sell CannTrust’s market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. CannTrust received a 25% equity stake in Stenocare. Other countries that the Company anticipates shipping to shortly are Germany, Mexico and Brazil. With the completion of all phases of the Niagara expansion, the Company will have the ability to supply a substantial share of the increased demand arising from these new markets.

In February 2017, the Company, on a private placement basis, issued 12,584,100 special warrants at a price of $2.00 per Special Warrant pursuant to prospectus exemptions under applicable securities legislation. The Company subsequently filed its Prospectus with applicable securities commissions in Canada in order to qualify the distribution of 12,584,100 common shares of the Company issuable for no additional consideration upon exercise or deemed exercise of the 12,584,100 special warrants. The Prospectus received a final receipt on August 11, 2017 and on August 17, 2017 all of the Special Warrants were exercised and 12,584,100 common shares of the Company were issued for no additional consideration.

On August 21, 2017, the Company's common shares (the "Common Shares") were listed and began trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "TRST". Upon listing of the Company's Common Shares on the CSE the $ 3,040,919 principal amount of the Company's convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company.

On November 1, 2017, the Company announced that it had reached an agreement with a syndicate of underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17,500,000. The Company granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters exercised the Over-Allotment Option in full. The bought deal private placement financing closed on November 30, 2017 with the Company issuing 4,000,000 common shares for gross proceeds of $20,000,000. The net proceeds of the Offering are being used to fund the Phase 2 build out of the Company’s licensed Greenhouse Facility and for general corporate and working capital purposes.

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In February 2018, the Company secured $15,000,000 of mortgage financing on the Greenhouse Facility. On closing $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of Phase 2.

On March 5, 2018, the Company’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRST”. In conjunction with the listing on the TSX, the common shares of the Company were voluntarily delisted from the CSE. As part of its application to list on the TSX, CannTrust agreed to assign its interest in the United States intellectual property and corresponding licensing arrangements held by the joint venture company CCTPC. The assignment was made to an affiliated company of CannTrust’s joint venture partner Club Coffee for $1. The parties agreed that the US interests shall be assigned back to CCTPC for $1 in certain circumstances, including (i) marijuana being legalized federally in the United States, and/or (ii) the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or (iii) the Common shares of the Company are involuntarily delisted from the TSX, and/or (iv) control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The Reorganization

CannTrust Opco was incorporated under the OBCA on August 16, 2013. The Company was incorporated under the OBCA on March 16, 2015.

Prior to the reorganization, shareholders of CannTrust Opco held 7,175,001 Class A preference Shares, 4,000,000 of which were classified as redeemable shares, and 38,427,625 common shares, 8,909,090 of which were classified as redeemable shares. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, 8,909,090 of which were classified as redeemable shares. This resulted in CannTrust Opco becoming a subsidiary of the Company.

On October 30, 2016, the Company completed a further corporate reorganization pursuant to which all of the holders of the Class A preference shares of CannTrust Opco, including the 4,000,000 classified as redeemable shares, exchanged their Class A preference shares of CannTrust Opco for 9,039,317 Common Shares and 11,365,055 redeemable shares of the Company. On November 23, 2016 the remaining common shareholders of CannTrust Opco exchanged their common shares of CannTrust Opco for Common Shares resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company.

In December 2016, all of the redeemable shares were reclassified as Common Shares and included as Equity.

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Selected Quarterly Financial Information

(CDN $000's, except per share amounts and unless otherwise noted)

	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$6,983	$6,141	$4,541	$3,033	$2,096	$787	$798	$701
Net income (loss)	6,253	655	755	(778)	(8,260)	(3,106)	(1,566)	(688)
Income (loss) per share	0.08	0.01	0.01	(0.01)	(0.15)	(0.10)	(0.05)	(0.02)

“Q1” refers to the three months ended March 31; “Q2” refers to the three months ended June 30; “Q3” refers to the three months ended September 30; “Q4” refers to the three months ended December 31; “2017” and “2016” refer to the twelve month fiscal years ended December 31, 2017 and 2016.

2017 Fourth Quarter Highlights

•	Record revenues of $7.0M with approximately 37,000 active patients

•	Operations for the quarter resulted in positive Net Income

•	Sold 296,200 g of dried medical cannabis at an average gross price of $9.18 per gram

•	Sold 2,185,040 ml of oils at an average gross selling price of $90 per 40 ml bottle

•	Cannabis extracts increased to over 64% of cannabis sales

•	Completed the 250,000 square foot Phase 1 redevelopment of the Greenhouse Facility and the Company received its Health Canada Cultivation License in respect thereof

•	Completed the first harvest at the Greenhouse Facility

•	Received Health Canada’s approval to export medical marijuana internationally

•	Closed a bought private placement for gross proceeds of $20M

•	Secured $15M of mortgage financing on the Greenhouse Facility, which was finalized subsequent to the quarter in February 2018

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Results of Operations for the three and twelve months ended December 31, 2017 and 2016

The results presented and referred to below include the results of the Company and its wholly owned subsidiaries CannTrust Opco and Elmcliffe.

Selected Information

(CDN $000's, except per share amounts and unless otherwise noted)

	Three months ended		Twelve months
	December 31		ended December 31
	2017	2016	2017	2016
	$	$	$	$
Financial Data
Revenue	6,983	2,096	20,698	4,382
Gross profit before unrealized gain on changes in the Fair Value of Biological Assets	1,635	1,079	10,427	1,028
Net Income (Loss)	6,253	(8,260)	6,885	(13,620)
Earnings (Loss) per share (basic and diluted)	0.08	(0.15)	0.09	(0.32)
Cash inflows (outflows) from operations	924	115	(502)	(1,997)
Adjusted EBITDA (loss) (1)	(1,667)	139	41	(2,750)

Operating Statistics
Dried marijuana sold (g)	296,200	200,475	1,026,870	619,885
Average Revenue per gram (net)	$8.14	$7.39	$8.31	$5.72
Sales of oils (ml)(2)	2,185,040	273,880	5,594,000	299,360
Average selling price per ml (net)	$1.97	$1.96	$2.02	$1.96
Total dried marijuana equivalent sold from oil (g)(3)	461,469	83,387	1,206,349	91,155
Average Revenue per gram of marijuana equivalent from oil sales (net)	$9.34	$6.43	$9.39	$6.43

Notes:

(1) See description of non-IFRS measure in the "Non-IFRS Financial Measure and Reconciliation" section of this MD&A. The term Adjusted EBITDA does not have any standardized meaning under IFRS and therefore it may not be comparable to similar measures presented by other companies.

(2) Sales of CannTrust Oils began in August 2016.

(3) Dried equivalent of medical marijuana is calculated on the basis of 4.73 ml of oils equivalent to 1 g of dried medical marijuana for the three months ended December 31, 2017 compared to 3.28 ml of oils equivalent to 1 g of dried medical marijuana for the three months ended December 31, 2016. The increase is a result of improvements and refinements to the extraction process.

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Review of the Financial Results of Operations for the three and twelve months ended December 31, 2017 and 2016

Revenue

Revenue for the quarter ended December 31, 2017 was $6,982,917 compared to $2,095,993 for the comparable 2016 period. Revenue for the year ended December 31, 2017 totalled $20,697,764 compared to $4,382,088 in the 2016 period. The increase in revenue in the quarter and the year ended December 31, 2017 was attributable to increased sales volumes primarily due to the growth in the Company's patient base from approximately 10,000 at December 31, 2016 to over 37,000 at December 31, 2017.

The total quantity of medical cannabis sold to patients during the year ended December 31, 2017 increased 214% to 2,233 kg from the comparable prior year period. During the year ended December 31, 2017 the Company sold 5,594,000 ml of cannabis oils compared to 299,360 ml in the comparable 2016 period.

Cost of Sales

Cost of goods sold during the three and twelve months ended December 31, 2017 were $ 4,679,338 and $9,017,787 respectively, compared to $603,628 and $2,499,851 in the comparable prior year periods. Cost of goods sold includes production and processing costs of cannabis and inventory purchased from third parties. Costs of goods sold during the three months and year ended December 31, 2017 increased compared to the comparable 2016 periods due to increases in the staff compliment and facility costs related to increases in production and the one-time start-up costs associated with the Phase 1 Greenhouse Facility. In addition during our most recent quarter a number of regular grow rooms at our Vaughan Facility were used to harvest Mother Plants for Phase 1 of the Greenhouse Facility. As a result cost of goods sold during the three months ended December 31, 2017 were impacted by the increase in product costs associated with one-off third party product purchases. These third party product purchases were used by the Company as a replacement and a bridge to meet the increase in demand for the Company’s product. In November 2017 Phase 1 was granted its Health Canada Cultivation Licence and in February 2018 obtained its Sales Licence.

Plants that are in pre-harvest are considered biological assets and are recorded at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as ‘Fair Value changes in biological assets included in inventory sold’. Together the gain from changes in the fair value of biological assets, the Fair Value changes in biological assets included in inventory sold and cost of goods sold are included in gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

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The fair value changes in biological assets included in inventory sold, net of the unrealized gain on changes in fair value of biological assets, in the three and twelve months ended December 31, 2017 was a gain of $9,400,818 and $13,553,081 respectively, compared to a gain of $2,603,050 and $2,498,610 for the comparable 2016 periods. Harvested production quantities during the 2017 year were approximately 187% greater than the quantities harvested in the prior year.

Gross Profit

The gross profit for the three and twelve months ended December 31, 2017 was $11,035,579 and $23,980,073 respectively, compared to a gross profit of $3,681,880 and $3,526,705 in the comparable prior year periods. Gross profit includes the unrealized gains on changes in the fair value of biological assets. The increase in gross profit was principally due to the increase in sales and the relative size of the unrealized gain from changes in the fair value of biological assets. The Company continually refines its production processes in order to increase production yields and gross margins.

Expenses

Expenses include general and administrative, management fees, marketing and promotion, professional fees, rent and facilities, salaries and benefits and selling and shipping costs.

Expenses for the three and twelve months ended December 31, 2017 were $3,925,304 and $11,492,036 respectively, compared to $1,223,967 and $4,484,458 in the prior year comparable periods. The increase in expenses in the 2017 periods was due mainly to increases in general and administrative expenses, selling and shipping costs and salaries and benefits, including staff performance bonuses paid in the fourth quarter, as the Company increased its staff complement to meet the increase in demand for the Company's products. In addition, professional fees increased as a result of the additional legal and accounting work required relating to the Company’s 2017 listing on the CSE.

Amortization Expense

Amortization expense for the three and twelve months ended December 31, 2017 were $655,491 and $2,217,381 respectively, compared to $157,193 and $1,233,892 in the prior year comparable periods. As at December 31, 2017 $385,950 (December 31, 2016 - $237,060) of amortization was capitalized to ending inventory. The increase in amortization expenses in 2017 was due to an increase in amortization on equipment purchases during the year and the purchase of the Greenhouse Facility and the building enhancements thereto during the latter half of the year. The balance of amortization in the three and twelve months ended December 31, 2017 and 2016 related to leasehold improvements, equipment and other assets at the Vaughan Facility.

Share-based compensation

For the three and twelve month periods ended December 31, 2017 share-based compensation expense was $850,086 and $2,310,678 respectively, compared to Nil and $72,000 for the corresponding 2016 periods. The 2017 share-based compensation was attributable to the 3,670,500 stock options granted to employees and Directors which are measured at fair value at the date of grant and expensed over the option's vesting period. The 2016 share-based compensation was attributable to the issuance by the Company of 80,000 Common Shares to employees of the Company.

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Finance Activities and Transaction Costs

For the three and twelve months ended December 31, 2017 interest expense was $39,629 and $260,203 respectively. This compares to interest expense of $155,088 and $473,961 in the comparable prior year periods. Other income consisted of interest income of $64,678 earned during the current quarter and a one-time recovery of $78,382 in the prior quarter.

Accretion expense for the three and twelve month periods months ended December 31, 2017, being the difference in the actual cost on the Company's convertible debt compared to the imputed interest rate, was $Nil and $233,716 respectively, compared to $84,082 and $276,413 in the comparable 2016 periods. In August 2017 all of the outstanding convertible debt was converted into common shares of the Company.

In the three and twelve months ended December 31, 2016 there were accrued distributions on the CannTrust Opco preference shares of $145,669 and $1,355,022 respectively. In October 2016 all of the holders of the Class A preference shares exchanged their Class A preference shares, including all accrued and unpaid distributions thereon, into Common Shares.

Transaction costs of $204,282 for the twelve months ended December 31, 2017 represent the cost associated with the March 2017 purchase of the Greenhouse Facility. Transaction costs in the comparable 2016 period represent the cost of the issuance of Common Shares as part of the Company’s bridge financing arrangements.

The gain (loss) on revaluation of the derivative liability, being the change in value attributable to the conversion feature on the Company's convertible debt, for the three and twelve months ended December 31, 2017 was $Nil and ( $1,625,336) respectively, compared to a loss of ($622,757) for the three months ended December 31, 2016 and a gain of $245,657 in the twelve months ended December 31, 2016. The $3,040,919 principal amount of the Company's convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 Common Shares of the Company upon the August 2017 listing of the Company's Common Shares on the CSE.

Under the terms of the Company's unanimous shareholders agreement, Cannamed Financial Corp. had an option to send a put notice to the Company requiring the Company to purchase all of the shares in the capital of the Company owned by Cannamed Financial Corp. at a purchase price equal to the fair market value as of the date of the put notice. Accordingly all of the shares owned by Cannamed Financial Corp. were classified as redeemable shares and measured at fair value with any resulting gain or loss recognized in profit and loss. As a result, the Loss on revaluation of redeemable shares for the year ended December 31, 2016 was $9,806,882. On December 23, 2016, 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share for three years with a fair value of $1,061,975, were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed Financial Corp. of its put rights under the Unanimous Shareholders’ Agreement.

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Income Tax

The Company’s statutory tax rate is 26.5%. As at December 31, 2017 the Company has not recognized any deferred tax and a related deferred tax asset in respect of the tax losses incurred to-date as the Company has not yet demonstrated that it will be able to generate future taxable income. These losses will be available to offset future taxes.

Net Income/Net Loss

Net income for the three and twelve months ended December 31, 2017 was $6,253,161 and $6,885,430 respectively, compared to a net loss of ($8,260,098) and ($13,619,943) in the comparable 2016 periods. During the three and twelve months ended December 31, 2016 ($130,041) and ($804,784) respectively of this net loss was attributable to CannTrust's Opco's non-controlling interest. In November 2016 the non-controlling shareholders of CannTrust Opco exchanged their shares for Common Shares of the Company resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company. Earnings (loss) per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

Capital Projects

In March 2017, the Company, through its wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial Greenhouse Facility in the Niagara region for cash consideration of $6,500,000. In addition, an unsecured promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. The Greenhouse Facility will provide the Company with increased production capacity to meet growing market demand. The Greenhouse Facility, once fully converted to cannabis production, will provide the Company with the capacity to produce in excess of 40,000 kg of additional medical cannabis per year. The 250,000 square foot first phase of the conversion to ACMPR standards which commenced in April 2017 was completed in the fall of 2017 on time and on budget. The Company received its Health Canada License under the ACMPR on October 6, 2017 for the Phase 1 redevelopment. The Company has completed multiple harvests at the Greenhouse Facility subsequent to December 31, 2017 and on February 12, 2018 obtained its Health Canada sales license under the ACMPR. Phase 1 provides the Company with the capacity to produce up to 20,000 kilograms of additional medical cannabis per year. The Phase 2 expansion at the Greenhouse Facility, at an estimated cost of $16.5 million, is currently underway and is anticipated to be completed and in cultivation towards the middle of 2018. In addition, the 36 acres of unused land at this facility provides the Company with the ability for significant future expansion. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity as the Company positions itself to capitalize on the increased demand expected to arise as a result of the anticipated 2018 legalization of adult consumer recreational use of cannabis and the export of medical cannabis to countries where it has been legalized.

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Liquidity and Capital Resources as at December 31, 2017 and December 31, 2016 and for the periods ended December 31, 2017 and 2016

Operating cash flow and equity and debt financings are the Company's primary source of liquidity. At December 31, 2017 cash and cash equivalents were $18,162,581 compared to $4,895,145 as at December 31, 2016.

Set out below is a schedule of the Company's Working Capital as at December 31, 2017 and December 31, 2016.

	December 31,	December
	2017	31, 2016
	$000s	$000s
Current Assets	44,228	11,625
Current Liabilities	6,780	3,571
Working Capital	37,448	8,054
Ratio of current assets to current liabilities	6.5	3.3

Working capital is primarily represented by cash, short-term investments, accounts receivable, inventory, biological assets, harmonized sales tax recoverable and prepaids, offset by accounts payable and the current portion of the promissory note issued on the Greenhouse Facility acquisition. The Company's working capital increased by $29,394,005 to $37,447,895 as at December 31, 2017 compared to $8,053,890 at December 31, 2016. The increase in working capital in the twelve months ended December 31, 2017 was primarily due to the net increase in cash from the February 2017 Special Warrant and Common Share financing, the November 2017 private placement and the exercise of Warrants, together with an increase in inventory, biological assets and prepaids and the elimination of the convertible debt due on demand, offset by an increase in accounts payable. Approximately $30 million of cash was utilized during the period to purchase the Greenhouse Facility and for equipment purchases, including those associated with the Greenhouse Facility Phase 1 conversion to ACMPR standards.

Operating Activities

The principal use of operating cash flow is to fund the Company's operating expenditures at its production facilities, its general and administrative costs and its debt service payments. During the twelve months ended December 31, 2017 the Company's cash flows used in operating activities were $501,546 compared to cash flows used in operating activities of $1,996,565 in the comparable 2016 period. This positive variance is attributable to the $277,460 of cash flow generated from operations during the 2017 period compared to cash flow used in operations of $3,357,291 in the comparable 2016 period, offset by the changes in non-cash working capital items.

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Investing Activities

Cash used in investing activities during the twelve months ended December 31, 2017 was $30,786,853 compared to $1,074,595 in the comparable 2016 period. The 2017 investing activities includes $6,500,000 of cash utilized to purchase the Greenhouse Facility and $23,993,811 of cash utilized primarily for the building improvements and equipment associated with the Phase 1 conversion of the Greenhouse Facility. In the 2016 period $1,207,840 was invested in additions to property and equipment.

Financing Activities

Cash of $44,354,297 was generated by financing activities during the twelve months ended December 31, 2017 compared to $5,275,151 in the comparable 2016 period. The 2017 financing activities includes net proceeds of $24,769,124 from the February Special Warrant and Common Share financing, $18,844,206 in net proceeds from the November private placement and $1,322,467 from the exercise of Warrants, offset by $566,500 in cash used to pay the accrued and outstanding interest owing on the Company's convertible debt as at March 31, 2017. In the comparable 2016 period, the Company raised net proceeds of $4,234,233 from a private placement, $1,000,000 in convertible debt and $40,919 from the issuance of Common Shares and convertible debt to Shareholders as part of their pre-emptive rights under the Shareholders Agreement. The $1,000,000 of convertible debt, including all outstanding interest thereon, was converted into Common Shares in March 2017.

Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

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The Company's capital structure is comprised of a combination of debt and shareholders' equity. Set out below is a schedule of the capital structure of the Company as at December 31, 2017 and December 31, 2016.

	December 31, 2017	December 31, 2016
	$000s	$000s
Promissory note	1,000	-
Convertible Debt(1)(2)(3)	-	3,839
Shareholders' equity)(3)	70,868	10,468
Debt to equity	1.4%	36.7%

(1)	Includes convertible debentures and convertible promissory notes as at December 31, 2016.

(2)	In March 2017 the $1,000,000 of convertible promissory notes plus accrued interest was converted into Common Shares of the Company.

(3)	In August 2017 the convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company upon listing of the Company's Common Shares on the CSE.

The Company anticipates that together with the additional sales that are expected in 2018 as a result of the pending legalization of the adult consumer recreational use of cannabis, the Company will require approximately $60 million to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest. In addition the Company anticipates that with the legalization of the adult consumer recreational use of cannabis, the Company will incur capital expenditures of approximately $27 million in the next twelve months. These expenses include capital enhancements at the Vaughan Facility required to serve the adult consumer recreational use of cannabis as well as the expenses required to complete the conversion of Phase 2 of the Greenhouse Facility to ACMPR standards.

The Company expects to fund these expenditures from the revenue generated during the period from the sale of its medical cannabis products and the sale of cannabis to the legalized recreational market, together with the $18.0 million of cash on hand and the proceeds from its recently completed $15 million mortgage financing on the Greenhouse Facility.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company's financial instruments consist of cash, accounts receivable, restricted cash, short-term investments, accounts payable and accrued liabilities, convertible debt, promissory note and derivative liability. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 17 to the Financial Statements discloses risks related to interest rates, liquidity and credit.

Contractual Obligations

In August 2015, the Company issued $3,000,000 12% senior secured convertible debentures and, in December 2015 and February 2016, issued a further total of $640,000 of 12% unsecured convertible promissory notes, both maturing four years from closing. Each debenture holder and note holder was granted 4,545 warrants per $10,000 of debt, exercisable by the holder for a period of five years from the closing date, at a price of $1.10 per Common Share. The debt and all accrued and unpaid interest was automatically converted into 2,885,354 common shares upon the listing of the Company's common shares on the CSE in August 2017.

In December 2016, as part of the arrangement whereby the holder of the redeemable shares surrendered its put right, a warrant to purchase 1,000,000 Common Shares for 3 years at $1.30 per share was issued.

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The Company’s commitments as at December 31, 2017 consisted of the following ($000s):

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	3,270	528	550	551	563	563	516

In March 2018, as part of the process to stabilize and fix the majority of the Company’s energy costs at the Greenhouse Facility on a go forward basis, the Company executed a twenty year tolling agreement for co-generation equipment to be installed as part of the development of the Greenhouse Facility.

Statements of Financial Position as at December 31, 2017 and December 31, 2016

Select Consolidated Statements of Financial Position Data

	December	December
	31, 2017	31, 2016
	$000s	$000s
Cash and cash equivalents	18,163	4,895

Inventory	10,959	3,675

Biological Assets	9,844	2,320

Total assets	78,448	16,879

Current liabilities	6,780	3,571

Non-current liabilities	800	2,839

Assets

The Company's asset base primarily consists of cash and cash equivalents, accounts receivable, inventories, biological assets, harmonized sales tax recoverable, prepaids and property and equipment. The $61,569,807 increase in the asset base resulted largely from increases of cash and cash equivalents of $13,267,436, $14,807,984 in inventory and biological assets and $28,754,245 in property and equipment.

Liabilities

Total current and non-current liabilities were $7,579,997 at December 31, 2017, an increase of $1,169,638 from December 31, 2016. This increase was largely attributable to an increase in accounts payable and the issuance of the promissory note on the purchase of the Greenhouse Facility, offset by debt conversions into Common Shares.

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Shareholders' Equity

The Company's shareholders' equity increased by $60,400,169 to $70,868,418 at December 31, 2017 from $10,468,249 at December 31, 2016. This increase is mainly attributable to the net proceeds received from the completion of the February Special Warrant and Common Share financings, the November private placement and the exercise of warrants and conversion of debt into equity.

Related Party Transactions for the twelve months ended December 31, 2017

During the twelve months ended December 31, 2017 the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Related party transactions for the twelve months ended December 31, 2017 are summarized as follows:

Concurrent with the Company's acquisition of the Greenhouse Facility, the Company assigned to a company controlled by Stan Abramowitz, the Secretary of the Company, the assets acquired as part of the acquisition which were not required by the Company, namely the "Balfour Greenhouses" name and customer list. These assets were assigned a value of $1 as part of the acquisition.

In March 2017, the $1,000,000 in due on demand convertible promissory notes from Dancap Private Equity Inc. together with $68,161 of accrued interest thereon was converted into Common Shares of the Company. Dancap Private Equity Inc. a significant shareholder of the Company, is controlled by Aubrey Dan. Aubrey Dan was a director of the Company until January 2018.

In March 2017, the Company paid all of the accrued and outstanding interest on its convertible debentures. Included in this payment was interest of $83,494 owing to Forum Financial Corporation, $75,521 to The Paul Family Trust and $38,728 to the Norman Paul 2013 Family Trust. Forum Financial Corporation, which is owned by Fred Litwin, has the right to appoint the majority of the board of directors of Cannamed Financial Corp., the Company's Voting Trustee. Eric Paul, the Company's CEO and a director, is a Trustee of The Paul Family Trust, a significant shareholder of the Company. Norman Paul, the Company's co-founder and a director, is a Trustee of the Norman Paul 2013 Family Trust, a significant shareholder of the Company.

On August 17, 2017, $1,030,000 of convertible debt and $45,038 in accrued interest belonging to the above related parties was automatically converted into common shares at $1.10 per share, in connection with the Company listing on the Canadian Securities Exchange, resulting in the issuance of 977,302 common shares.

Compensation to key management and directors of the Company totalling $1,223,773 was paid to the Company's Chief Executive Officer, CannTrust Opco's President, the Vice-President of Innovation and Research, the Vice-President of Production and Quality, the Vice-President of Marketing, the Vice-President of Business Development, the Vice-President of Professional Services, the Vice-President of Operations, the Company's Chief Financial Officer and Directors of the Company. There were 2,427,000 stock options valued at $6,620,570 issued to key management and directors during the twelve month period ended December 31, 2017.

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The Company incurred $378,674 of management fees to Forum Financial Corporation, of which $26,667 was unpaid and included in accounts payable at December 31, 2017.

The Company incurred $200,000 of management fees to Forum Financial Corporation for services provided in connection with the special warrant financing and the preparation and filing of the Company's Prospectus, of which $135,000 was expensed during the twelve months ended December 31, 2017. The Company issued Forum 100,000 Common Shares as consideration for payment of these management fees.

The Company incurred legal fees of $549,387 (2016 - $ 27,501) relating to corporate services provided by a firm at which a director of the Company is a partner.

Share Data

The following table sets forth the Outstanding Share Data for the Company as at March 28, 2018:

	Authorized	Issued

Common Shares	Unlimited	92,489,857

Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces, the most significant of which are outlined below. The risks and uncertainties discussed herein highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business, operations and profitability.

Reliance on Licenses

The operations of the Company require it to obtain ACMPR Licences for the transportation, distribution, production and sale of medical cannabis, and in some cases, renewals of existing licences from, and the issuance of permits by certain national authorities in Canada. The Company believes that it currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations, and also believes that it is complying in all material respects with the terms of such licences and permits.

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The failure of the Company to obtain and maintain the applicable licenses and amendments thereto would have a material adverse impact upon the Company.

In addition, the Company will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. The ACMPR License for the Vaughan Facility expires on March 13, 2020 and the ACMPR License for the Greenhouse Facility expires on October 6, 2020. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Company.

Regulatory Risks

Achievement of the Company's business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical cannabis industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada's compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company's operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Change in Laws, Regulations and Guidelines

The Company's operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of management, other than the requirement that the Company make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws. If any changes to such laws, regulations or guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operations.

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Health Canada inspectors routinely assess the Vaughan Facility and the Greenhouse Facility against ACMPR regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures at the Vaughan Facility and the Greenhouse Facility both proactively and in response to routine inspections. The Company follows all regulatory requirements in response to inspections in a timely manner.

On June 30, 2016, the Government of Canada established the Task Force on Cannabis Legalization and Regulation (the “Task Force”) to seek input on the design of a new system to legalize, strictly regulate and restrict access to adult-use recreational cannabis. On December 13, 2016, the Task Force completed its review and published a report outlining its recommendations. On April 13, 2017, the Government of Canada released the Cannabis Act. If enacted, the Cannabis Act will regulate the production, distribution and sale of cannabis for adult use. The target implementation date of the Cannabis Act will be August or September 2018. However, it is unknown if this regulatory change will be implemented at all.

Several recommendations made by the Task Force reflected in the Cannabis Act could materially and adversely affect the business, financial condition and results of operations of the Company. These recommendations include, but are not limited to, permitting home cultivation, potentially easing barriers to entry into a Canadian recreational cannabis market and restrictions on advertising and branding. The recommendations will be considered by the Government of Canada as a new framework for recreational cannabis is developed and it remains possible that such developments could significantly and adversely affect the business, financial condition and results of operations of the Company.

While the production of cannabis will be under the regulatory oversight of the Government of Canada, the distribution of adult-use recreational cannabis will be the responsibility of the provincial and territorial governments. To date, no provincial legislation has been approved to govern retail sales. However, all of the provinces in Canada have announced that the wholesale distribution of cannabis will fall under the responsibility of their provincial liquor authorities. The legal retail business for adult-use recreational cannabis will initially fall under a framework of new provincially owned and run stand-alone cannabis outlets in Ontario, Quebec, New Brunswick, Nova Scotia and Prince Edward Island. Crown corporation run retail outlets will thus have a monopoly over the legal retailing and distribution of cannabis in these provinces, which represent approximately 67% of the Canadian population. The provinces of Alberta, Saskatchewan, Manitoba and Newfoundland and Labrador have indicated they would allow private retailers to manage the retail sales of cannabis in their provinces, while British Columbia will allow a mix of private and Crown corporation run retail stores.

On October 3, 2017, the Parliamentary Standing Committee on Health proposed amendments to the Cannabis Act, which if approved, would allow for cannabis edibles and concentrates to be available for sale within 12 months of the Cannabis Act coming into force. Health Canada launched a 60-day public consultation on the proposed approach to the regulation of cannabis on November 21, 2017. A few of the provisions under consideration, such as the inclusion of micro-producers and micro-processers and the allowance of outdoor production, could significantly adversely affect the business, financial condition and results of operations of the Company. On March 22, 2018 Bill C-45 passed the second reading of the Senate. It is expected that the Cannabis Act would replace the ACMPR. The impact of any such new legislative system on the medical cannabis industry and the Company's business plan and operations is uncertain.

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Competition

The Cannabis Act and the introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this potential development may be negative for the Company, and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of ACMPR Licenses to produce and sell medical cannabis. According to Health Canada, as of March 2018, there are currently 94 licensed producers under the ACMPR. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. The Company also faces competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid ACMPR License.

If the number of users of medical cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

As well, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. The Company has some international partnerships in place, which may be affected if more countries legalize medical cannabis. Increased international competition might lower the demand for the Company's products on a global scale.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

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Further, as a licensed producer under the ACMPR, certain key employees are subject to a security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company's existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a key employee to maintain or renew his or her security clearance, would result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, if a key employee leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company's business, financial condition and results of operations.

Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids.

Shelf Life of Inventory

We hold finished goods in inventory and our inventory has a shelf life. Finished goods in our inventory include herbal cannabis and cannabis oil products. We have completed shelf life stability testing on our herbal cannabis. This testing concluded that the potency of our herbal cannabis remains static for approximately 20 months. In consultation with Health Canada, we elected to set the shelf life for our herbal cannabis products at 12 months once it is bottled. The Company is currently completing shelf life stability tests for cannabis oils, which it anticipates will have a longer shelf life than herbal cannabis. Typical turnover rate for inventory has been within 4 months of final production, however this turnover rate may change and inventory may reach its expiration and not be sold. Management regularly reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition, and results of operations.

ACMPR Patient Acquisitions

The Company's success depends on its ability to attract and retain patients. There are many factors which could impact the Company's ability to attract and retain ACMPR Patients, including but not limited to the Company's ability to continually produce desirable and effective products, the successful implementation of the Company's patient-acquisition plan and the continued growth in the aggregate number of ACMPR Patients selecting medical cannabis as a treatment option. The Company's failure to acquire and retain ACMPR Patients would have a material adverse effect on the Company's business, operating results and financial condition.

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Marketing Constraints

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and operating results could be adversely affected.

Further Funding Requirements

The building and operation of the Company's facilities and business are capital intensive. In order to execute the anticipated growth strategy, the Company may require additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms, which are acceptable. The Company's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Company's growth and may have a material adverse effect upon future profitability.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by the Company caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

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Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant attention from management. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Nascent Status of the Medical Cannabis Industry

As a licensed producer under the ACMPR, the Company is operating its business in a relatively new medical cannabis industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, the Company needs to continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance, and compliance with regulations. These activities may not promote the Company's brand and products as effectively as intended, or at all.

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Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

In addition, the ACMPR also permits patients to produce a limited amount of cannabis for their own medical purposes or to designate a person to produce a limited amount of cannabis on their behalf. This could potentially significantly reduce the market for the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that affects the medical cannabis industry and market could have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Research and Development and Product Obsolescence

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Company's business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's products obsolete, less competitive or less marketable. The process of developing the Company's products is complex and requires significant continuing costs, development efforts and third party commitments. The Company's failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition and operating results of the Company. The Company may be unable to anticipate changes in its potential customer requirements that could make the Company's existing technology obsolete. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company's proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

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Privacy and Cyber Security

Given the nature of the Company’s products and the lack of legal availability of such products outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its ACMPR Patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of ACMPR Patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks could result in any person gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, including personally identifiable information, corrupting data, or causing operational disruption. Cyber attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect our business and financial results.

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The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future which could be in excess of any available insurance, and could materially adversely affect our business and financial results. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Reputational Risk to Third Parties

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company's medical cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

Holding Company

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries, CannTrust Opco and Elmcliffe. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Lease Risk

The Vaughan Facility is located on property that is not owned by CannTrust Opco. Such property is subject to a long-term lease. Under the terms of a typical lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements made, will revert to the landlord upon the expiration of the lease term. In addition, an event of default by CannTrust Opco under the terms of the lease could also result in a loss of the property should the default not be rectified in a reasonable period of time. The reversion or loss of such property could have a material adverse effect on the Company's operations and results.

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Intellectual Property

The Company depends on its ability to protect its proprietary technology. The Company relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with executives, consultants and third parties, all of which offer only limited protection. If the Company is compelled to spend significant time and money protecting or enforcing the Company's patents, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, the Company's business and financial prospects may be harmed. If the Company is unable to effectively protect the intellectual property that the Company owns, other companies may be able to offer for sale the same or similar products as the Company's products, which could materially adversely affect the Company's competitive business position and harm its business prospects. The Company's patents may be challenged, narrowed, invalidated or circumvented, which could limit the Company's ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that the Company may have for the Company's products. Even if the Company's patents are unchallenged, they may not adequately protect the Company's intellectual property, provide exclusivity for the Company's products or prevent others from designing around the Company's claims. Any of these outcomes could impair the Company's ability to prevent competition from third parties, which may have an adverse impact on the Company's business.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests provided that such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that could interfere with their ability to devote time to the Company's business and affairs and that may adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors to the detriment of the Company.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

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Risks Inherent in an Agricultural Business

The Company's business involves the growing of medical cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although such growing is completed indoors under climate controlled conditions, and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Unfavourable Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis distributed to such consumers. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

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Transportation Risks

Due to its direct-to-client shipping model, the Company depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Due to the nature of the Company's products, security of the product during transportation to and from the Company's facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Company's business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Company's ability to continue operating under the ACMPR Licenses or the prospect of renewing the ACMPR Licenses.

Vulnerability to Rising Energy Costs

The Company's medical cannabis growing operations consume considerable energy, which make the Company vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure program may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

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International Expansion

The Company has received Health Canada approval to export medical cannabis internationally to countries where medical cannabis is legalized. The Company began shipping its products to Australia and it expects to ship products to Germany, Denmark and Brazil in the near future. There can be no assurance that any market for the Company’s products will develop in such foreign jurisdictions. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company's capability to successfully expand its operations and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Expansion of the Greenhouse Facility

Any expansion of the Greenhouse Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company's control. These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. Additionally, sufficient power will be required to expand the Greenhouse Facility, which the Company may not be able to secure, or secure at economically viable rates. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the expansion of operations at existing facilities, which in turn may affect the Company's business, prospects, financial condition and results of operations. In particular, any expansion of the Greenhouse Facility is subject to Health Canada regulatory approvals. The delay or denial of such approvals may have a material adverse impact on the business of the Company and may result in the Company not meeting anticipated or future demand when it arises.

Need to Attract and Retain Qualified Personnel

The Company's success depends to a significant extent on its ability to identify, attract, hire, train and retain qualified personnel. Competition for such personnel may be intense and there can be no assurance that the Company will be successful in identifying, attracting, hiring and retaining such personnel in the future. If the Company is unable to identify, attract, hire and retain qualified personnel in the future, such inability could have a material adverse effect on its business, operating results and financial condition.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

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Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Company's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Volatile Market Price for the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control, including the following:

•	actual or anticipated fluctuations in the Company's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company's industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

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•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

Limited Number of Existing Shareholders

The Company's management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Company's management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company's shareholders.

Accounting Estimates

Certain of the Company's accounting policies set out in Note 3 to the Company's Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's significant accounting estimates are contained in Note 4 of the Company's Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Acquisitions

In determining the allocation of the purchase price in an acquisition, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition.

Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

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The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;

•	yield by plant;

•	price per gram of yield;

•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and

•	percentage of costs incurred for each stage of plant growth was estimated.

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Share-based Compensation and Warrants

In calculating the share-based compensation expense and the value of warrants, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has not yet recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not yet demonstrated that it will generate sufficient taxable income against which to utilize this tax asset.

Accounting Standards Adopted in the Period

IAS 7 Statement of Cash Flows

IAS 7 ‘Disclosures’, required entities to provide disclosures in their financial statements about changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The adoption of this amendment did not have a material impact on the Company’s audited consolidated financial statements.

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IAS 12 Income Taxes

IAS 12 ‘Income taxes – Deferred Tax’ clarifies the recognition of deferred tax assets for unrealized losses. It was amended to specify (i) the requirement for recognizing deferred tax assets or unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base; and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not have a material impact on the Company’s audited consolidated financial statements.

Future Accounting Pronouncements

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 – Revenue from contracts with customers

In May 2014, IFRS 15 was issued by the IASB which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The Company is still evaluating the impact of adopting this standard.

IFRS 9 – Financial Instruments

IFRS 9 was issued by IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss and amortized cost. Financial liabilities held-for-trading are measured at fair value through profit or loss, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The effective date of IFRS 9 is January 1, 2018. The Company is still evaluating the impact of adopting this standard.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 16 has also been adopted. The Company is still evaluating the impact of adopting this standard.

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IFRS 2 Share-Based Payment

In June 2016, the IASB issued amendments to IFRS 2. These amendments provide clarification on how to account for certain types of share-based payment transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The Company is still evaluating the impact of adopting this standard.

Non-IFRS Financial Measure and Reconciliation

Adjusted Earnings (Loss) before Interest, Taxes, Depreciation and Amortization ("EBITDA")

The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses Adjusted EBITDA to evaluate the performance of the Company’s business as it reflects its ongoing profitability. The Company believes that certain investors and analysts use Adjusted EBITDA to measure a company's ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no directly comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company measures Adjusted EBITDA as net income (loss) less unrealized gain on changes in fair value of biological assets plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, distributions on preference shares, transaction costs, other income, (gain) loss on revaluation of derivative liability, share based compensation and depreciation and amortization. The Company believes that this definition is suited to measure the Company’s ability to service debt and to meet other payment obligations.

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The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA.

Calculation of Adjusted EBITDA	Three Months		Twelve Months
	Ended		Ended
	December 31		December 31
	2017	2016	2017	2016
	$	$	$	$
Net income (loss)	6,253	(8,260)	6,885	(13,620)
Fair value changes in biological assets included in inventory sold	1,463	1,484	11,303	4,340
Unrealized gain on changes in fair value of biological assets	(10,864)	(4,087)	(24,856)	(6,838)
Interest expense	41	155	261	474
Accretion expense	-	84	234	276
Distributions on preference shares	-	146	-	1,355
Transaction costs	-	30	204	396
Other income	(65)	-	(143)	-
Loss (Gain) on revaluation of derivative liability	-	623	1,625	(246)
Loss on revaluation of redeemable shares	-	9,807	-	9,807
Share based compensation	850	-	2,311	72
Depreciation and amortization	655	157	2,217	1,234
Adjusted EBITDA (Loss)	(1,667)	139	41	(2,750)

Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures ("DCP") and Internal Control over Financial Reporting ("ICFR"). The Company’s CEO and CFO are required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings.

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Changes in Internal Control over Financial Reporting

During the latter part of the year ended December 31, 2016, the Company engaged a new Chief Financial Officer and in April 2017, to better align its Financial Reporting capabilities with the growth profile of the Company, created a new position and hired a Director of Finance. In addition, the Company has entered into management services agreements (the "Service Agreements") with Forum Financial Corporation ("Forum"). Under the Service Agreements, the Company has appointed Forum to provide services to the Company to assist it with its continuous disclosure and reporting requirements. There have been no other significant changes made to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com). For further information shareholders may also contact the Company by email via investor@canntrust.ca.

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